

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via E-mail</u>
Mr. Hajime Abe
President and Chief Executive Officer
TOA Holdings, Inc.
C/O Toa Shoko, 1-1-36, Nishiawaji
Higashiyodogawa-ku Osaka 533-0031, Japan

> **Re: TOA Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2013**
> **File No. 333-192388**

Dear Mr. Abe:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, it does not appear that financial statements complying with the updating requirements of Rules 8-02 and 8-03 of Regulation S-X are presented in your registration statement.

Separately, it does not appear that consolidated financial statements reflecting the Share Purchase Agreement entered into on January 18, 2013 are presented in your registration statement. In addition, the fiscal year-end of the consolidated entity is not apparent from the disclosure provided in your filing.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief